UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras registers records in its 2020 annual production

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Rio de Janeiro, January 7, 2021 - Petróleo Brasileiro S.A. – Petrobras reports that it has registered records in its 2020 annual oil production and total annual production (oil and gas) of, respectively, 2.28 million barrels per day (bpd) of oil and 2.84 million barrels of oil equivalent per day (boed).

The previous records occurred in 2015 and were 2.23 million bpd of oil and 2.79 million boed.

The current production records are supported by a portfolio of assets with higher value. Production in the pre-salt totaled 1.86 million boed in 2020, representing 66% of total production of Petrobras. In 2015, the pre-salt production accounted for 24% of Petrobras' total production.

The figures for annual oil production and total annual production coincide with the center of the production targets revised in October 2020 in the 3Q20 Production and Sales Report and exceed by 5% the targets originally forecast for the year.

The achievement of higher production volumes than originally forecast was a result of the following factors:

(a) production above the nominal processing capacity in the Búzios field, due to greater temporary availability of power generation and gas compression on the platforms of this field;

(b) lower number of interventions to combat CO2 corrosion in the submarine gas injection pipelines, due to the development of new tools and inspection technologies;

(c) lower production decline observed at Tupi and Sapinhoá fields due to a better performance of the reservoirs and;

(d) greater production efficiency and optimization of production stoppages at the platforms, despite the scenario of operational restrictions resulting from the impacts caused by the COVID-19 pandemic.

The records show good operational performance even in the challenging 2020 scenario, with higher focus on world-class assets in deep and ultra-deep waters, where Petrobras has shown great competitive edge.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer